Exhibit 6.41
Exhibit 10.41

FOURTH AMENDMENT TO LICENSE AGREEMENT

        This Fourth Amendment to License Agreement (“Amendment”), dated as of January 26, 2004, is made and entered into by and among Robert M. MacTarnahan (“MacTarnahan”), Black Lake Investments, LLC, an Oregon limited liability company (“Black Lake”), and Portland Brewing Company, an Oregon corporation (“PBCo”).

RECITALS

        A.        MacTarnahan and Harmer are parties to that certain Assignment of Name and Image dated as of January 7, 1994 (the “Assignment”) pursuant to which MacTarnahan purported to transfer to Harmer all right, title and interest of MacTarnahan to use the names “MacTarnahan”, “McTarnahan”, “MacT’s”, “Mac’s” and any other derivative of “MacTarnahan” (collectively, the “Names”) and MacTarnahan’s likeness, image and other personal attributes in connection with the advertising, merchandising, promotion, manufacture and sale of any consumer product or service and any advertisements, promotional materials and packaging and containers.

        B.        MacTarnahan, Harmer and PBCo are parties to that certain License Agreement dated as of July 1, 1994.

        C.        MacTarnahan, Harmer, and PBCo are parties to certain Amendments to the License Agreement dated as of June 12, 2000, and July 1, 2000. In addition, MacTarnahan, Harmer and PBCo have modified certain provisions of the License Agreement by way of confirming letters between the parties dated, respectively, September 22, 1999, June 12, 2000, and January 15, 2002. Copies of the first two executed Amendments and the two letter modifications are attached hereto and incorporated by reference.

        D.        By way of an Assignment and Assumption Agreement with Consent between Harmer and Black Lake dated January 1, 2002, Black Lake has assumed all rights of Harmer under the License Agreement, and has replaced Harmer for all purposes as the Licensor of the MacTarnahan marks under the License Agreement. Thereafter, on July 1, 2002, MacTaranahan, PBCo and Black Lake entered into a third Amendment to the License Agreement. Copies of the Assignment and Assumption Agreement, and the third Amendment to the License Agreement, are attached hereto and incorporated by reference.

        E.        The parties desire to further amend the License Agreement (as amended, referred to herein as the “License”) as set forth in this Fourth Amendment.

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AGREEMENT

        1.       Confirmation of License Terms. MacTarnahan, Black Lake and PBCo hereby confirm that as of the effective date of this Fourth Amendment, the License Agreement, the three executed Amendments, the three letter modifications, and the Assignment and Assumption Agreement, as referenced above and attached hereto, represent all current terms of the License Agreement in full force and effect.

        2.       Section 1.2. Section 1.2 of the License is hereby deleted and replaced with the following:

Designated Representative. The term “Designated Representative” shall mean the representative appointed by MacTarnahan in accordance with this Section 1.2 who shall have full authority to consent, on behalf of Black Lake, to PBCo’s use and registration of the Trademarks pursuant to Section 3 of this Agreement in the event of the absence, incapacity or death of MacTarnahan. Initially the Designated Representative shall be Scott MacTarnahan. MacTarnahan or Black Lake may propose a change to the Designated Representative, upon written notice to PBCo. Any person so proposed as the Designated Representative shall, at a minimum, possess sufficient and appropriate legal, business, or accounting expertise to enable said candidate to perform their duties in a knowledgeable and reasonable manner. Within fifteen (15) business days of receipt of the notice of proposed change, PBCo shall either confirm its acceptance of the proposed candidate, or shall reject the proposed candidate, in writing. In the event PBCo rejects the proposed candidate, and the parties cannot reach agreement on an alternative Designated Representative, either party may submit the matter to the Dispute Resolution process as stated under Section 11.10, as amended hereunder. During the pendency of such Dispute Resolution, the Designated Representative shall not be changed, but if the existing Designated Representative is for good reason unable to act in such capacity, then any matter requiring the consent or other action of the Designated Representative shall be suspended until a new Designated Representative shall have been finally selected and such new Designated Representative shall have the full time period, if any, provided in this Agreement to take such action or give such consent, to be calculated from the day of his/her final selection. In such an event, MacTarnahan shall propose and name a new Designated Representative in writing to PBCo within fifteen (15) business days, and the parties shall endeavor to work together to expeditiously secure the appointment of a new Designated Representative.

        3.       Section 1.4. Section 1.4, as amended in the Third Amendment of the License effective July 1, 2002, is hereby amended to add the following last sentence:

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Products. In addition, subject to the applicable royalty provisions set forth at Section 6, the term Products shall include other alcoholic and non-alcoholic beverage products, including without limitation soda and other soft drinks. In the event PBCo wishes to begin selling any other type of new Product (for purposes of clarification PBCo Merchandise and Related Materials will not be deemed to be new Products), PBCo will request the consent of the Designated Representative. With regard to the soda and soft drink Products, and with regard to any future request by PBCo for permission to market a new Product for which a royalty will be payable under Section 6, PBCo’s request shall include a proposed royalty rate to be paid in connection with such Product. The parties shall agree upon the rate of royalty to be paid by PBCo for the sale of such Products taking into consideration the fair market rate royalty for such Product. In the event PBCo should request the approval of the Designated Representative to allow use of the licensed marks for a new Product, the Designated Representative shall consider such request in good faith, and shall confirm or deny such approval in writing within fifteen (15) business days following receipt of such request from PBCo. In the event the parties cannot agree upon the reasonable royalty rate to be paid in connection with the sale of any new Product (including soda, soft drinks and any new Product for which a royalty is payable under Section 6), either party may submit the matter to the Dispute Resolution process as stated under Section 11.10, as amended hereunder. During the pendency of such Dispute Resolution, the proposed Product shall not be distributed or sold.

The parties hereby acknowledge that as of the effective date of this Fourth Amendment, the MacTarnahan’s whiskey Product is being sold by Black Lake, pursuant to sublicense back to Black Lake from PBCo under Section 4.4 to the License. Such sublicense shall continue, to allow Black Lake to continue to market the whiskey Product on an exclusive, royalty-free basis. The parties shall endeavor in good faith to formalize that sublicense by way of a writing to be attached to the License as a further Amendment hereto.

        4.       Section 1.5. Section 1.5 of the License is hereby deleted and replaced with the following:

PBCo Merchandise. The term “PBCo Merchandise” shall mean (i) consumer items consisting of apparel, hats, watches, jewelry, and glassware, beverage containers and other beverage-related products, (ii) subject to the restrictions stated below, other merchandise customarily marketed, promoted, distributed or sold in or by the beer industry as merchandise ancillary to, and to promote, advertise, or market the sale of, beer or any other Products, including without limitation any forms of merchandise previously sold or distributed by PBCo pursuant to this License, as further detailed under the attached Schedules of

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Approved Marks and Uses, namely Schedules 3.2 and 4.2, and (iii) subject to the applicable royalty provisions set forth at Section 6, any other merchandise produced by PBCo, its licensees, successors, or assigns or on its behalf, and as consented to by the Designated Representative. With regard to any future request by PBCo for permission to market new PBCo Merchandise under this subclause (iii), for which a royalty may be payable under Section 6, PBCo’s request shall include a proposed royalty rate to be paid in connection with such PBCo Merchandise. The parties shall agree upon the rate of royalty to be paid by PBCo for the sale of such PBCo Merchandise taking into consideration the fair market rate royalty for such item. In the event the parties cannot agree upon the reasonable royalty rate to be paid in connection with the sale of any such PBCo Merchandise, either party may submit the matter to the Dispute Resolution process as stated under Section 11.10, as amended hereunder.

In the event PBCo should request the approval of the Designated Representative to allow use of the licensed marks for a new type of merchandise not produced by PBCo in the past, the Designated Representative shall consider such request in good faith, and shall confirm or deny such approval in writing within fifteen (15) business days following receipt of such request from PBCo. The Designated Representative shall not unreasonably withhold approval where the requested merchandise does not relate to sexual acts, pornography, or some other subject matter that may negatively impact the reputation or character of the name “MacTarnahan” and its variations and shall state in writing the reason for withholding approval in the written notice to PBCo. In the event that the Designated Representative withholds approval of a new form of merchandise, and the parties are unable to come to agreement as to an alternative or modified form of merchandise, either party may submit the matter to the Dispute Resolution process as stated under Section 11.10, as amended hereunder. During the pendency of such Dispute Resolution, the proposed merchandise shall not be distributed or sold.

The parties hereby acknowledge that as of the effective date of this Fourth Amendment, bicycling jerseys advertising the MacTaranahan’s beer brands are being sold as PBCo Merchandise by Mr. Brice Harpole, pursuant to an oral sublicense from PBCo under Section 4.4 to the License. Such sublicense shall continue, to allow Mr. Harpole to continue to market the bicycling apparel PBCo Merchandise on a non-exclusive basis. The parties shall endeavor in good faith to formalize that sublicense by way of a writing to be attached to the License as a further Amendment hereto.

        5.       Section 2.1. Section 2.1 of the License is hereby deleted and replaced with the following:

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General. As set forth in more detail in Sections 3 and 4 below, MacTarnahan, Harmer and Black Lake will allow PBCo to use MacTarnahan’s name (including variations thereof as set forth at Section 3.1(a), as amended hereby), likeness, image and other personal attributes (“MacTarnahan Rights”) only on the terms and conditions set forth in this Agreement. Any use by PBCo of the MacTarnahan Rights not expressly approved or consented to in this Agreement requires a separate written consent by the Designated Representative prior to such use by PBCo.

        6.       Section 3.1(a). Section 3.1(a) of the License is hereby deleted and replaced with the following:

Consent to Use Name. MacTarnahan and Black Lake hereby confirm that MacTarnahan granted to PBCo the right to use his surname “MacTarnahan” and variations thereon as a trademark and with the Trademarks for the Products, PBCo Merchandise and Related Materials at the time PBCo commenced use of the MacTarnahan name and the Trademarks in 1992. MacTarnahan and Black Lake acknowledge that all right, title and interest in and to the Trademarks and any other trademark or service mark used by PBCo involving the name MacTarnahan or a variation, such as MacTarnahan’s, McTarnahan’s, Mac’s or MacT’s, are and will be owned by and have accrued and will accrue to PBCo. MacTarnahan and Black Lake hereby grant any other consent needed by PBCo to use the MacTarnahan surname and variations, including without limitation “McTarnahan”, for all current and historic uses by PBCo. A listing of all such allowed marks and uses are attached hereto as Schedules 3.2 and 4.2, respectively.

        7.       Section 3.2(a). Section 3.2(a) of the License is hereby deleted and replaced with the following:

Approved Marks. PBCo shall not be required to seek further consent for the use of any MacTarnahan Rights in any Approved Mark. On the Effective Date of this Agreement, the following marks shall be deemed approved for all consents in this Section 3 for the Products, PBCo Merchandise and Related Materials: the Trademarks, the State Trademarks and any other trademarks and service marks that use the “MacTarnahan” surname or any variations thereof as have been used by PBCo at any time prior to the effective date of this Fourth Amendment, including, but not limited to, all marks as are listed on Schedule 3.2 attached hereto. The parties acknowledge and recognize that the attached Schedule 3.2 does not comprise a complete or comprehensive list of Approved Marks.

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        8.       Section 3.2(b). Section 3.2(b) of the License is hereby deleted and replaced with the following:

New Marks and Changes. Except for Approved Marks, PBCo shall be required to seek consent from the Designated Representative for the use of any new trademark or service mark using the surname “MacTarnahan” or a close variation thereof. The obligation of PBCo to seek consent from the Designated Representative as set forth above extends to the use of Approved Marks which have been materially changed or which will be used with goods and services other than Products, PBCo Merchandise and Related Materials or otherwise already approved by MacTarnahan or Black Lake. PBCo shall not be required to seek further consent from the Designated Representative or MacTarnahan or Black Lake in order to make nonmaterial changes, as that term is used in trademark law, to any Approved Mark (for example, use of the “MacTarnahan” name or approved variations thereof combined with generic or descriptive terms). This Section 3.2 shall only govern PBCo’s rights to use any MacTarnahan Rights as trademarks and the use of MacTarnahan Rights for other purposes shall be governed by Section 4 below.

        9.       Section 4.1. Section 4.1 of the License is hereby deleted and replaced with the following:

License. MacTarnahan and Black Lake hereby grant to PBCo an exclusive, worldwide license to use MacTarnahan’s likeness, image and other personal attributes as have been used by PBCo at any time prior to the Effective Date in connection with the advertising, merchandising, promotion, manufacture and sale of the Products, PBCo Merchandise and Related Materials (the “Prior Approved Uses”). Subject to the approval provisions in Section 4.2, MacTarnahan and Black Lake hereby grant to PBCo an exclusive, worldwide license to use MacTarnahan’s likeness, image and other personal attributes in connection with the advertising, merchandising, promotion, manufacture and sale of the Products, PBCo Merchandise and Related Materials.

        10.       Section 4.2(a). Section 4.2(a) of the License is hereby deleted and replaced with the following:

The Approval Procedure. Except as to the Prior Approved Uses, the Designated Representative shall have the right to approve all future, new uses of MacTarnahan’s likeness, image and other personal attributes, such as his signature and voice, prior to PBCo’s use of such items. PBCo shall submit the requested use and the manner of such use either in writing or at a mutually arranged and scheduled meeting between the parties, for the Designated Representative’s approval. The Designated Representative will use its best

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efforts to meet with PBCo (personally or by telephone conference call) and approve or disapprove the request on the same day that said request(s) are submitted for the Designated Representative’s approval. Otherwise, the Designated Representative shall have fifteen (15) business days to approve or disapprove the requested use. In the event the Designated Representative disapproves the requested use(s), the Designated Representative shall provide PBCo written notice of its objection and stating the reason(s) for its objection. If the Designated Representative does not respond within the fifteen-day (15-day) period, the use will be deemed approved. Once a use is approved (“Approved Use”), no further approval shall be necessary for future use in the manner described in PBCo’s request.

        11.       Section 4.2(b). Section 4.2(b) of the License is hereby deleted and replaced with the following:

Schedule of Approved Uses. MacTarnahan and Black Lake acknowledge that all current and past uses of MacTarnahan’s likeness, image and other personal attributes by PBCo, including the Will Vinton figurine of MacTarnahan and the current and past case packaging, have been previously approved by MacTarnahan and Black Lake and are deemed Approved Uses, including, but not limited to, all uses as are listed on Schedule 4.2 attached hereto. The parties acknowledge and recognize that the attached Schedule 4.2 does not comprise a complete or comprehensive list of Approved Uses. With regard to new, future uses as may be requested by PBCo, once a new use is approved, the parties shall endeavor to append a description to Schedule 4.2 to create a record of Approved Uses under this Agreement.

        12.       Section 4.2(c). Section 4.2(c) of the License is hereby deleted and replaced with the following:

Restrictions on Approved Uses. PBCo shall have no right to use MacTarnahan’s likeness, image and other personal attributes in a context or form different from the version of Approved Use attached to this Agreement as part of Schedule 4.2 or as previously approved by MacTarnahan, provided however, as with respect to the Approved Uses, PBCo may in its discretion make certain updates, modifications, and changes to the Approved Uses that do not materially change the Approved Uses, without seeking the Designated Representative’s prior approval. Any new or different use of such rights beyond such updates, modifications and changes shall be separately approved by the Designated Representative under this Section. Notwithstanding these restrictions, PBCo shall be permitted to display and to publish an Approved Use through any media format now known or hereafter developed.

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        13.       Section 4.3. Section 4.3 of the License is hereby deleted and replaced with the following:

Appearance. MacTarnahan may, in his sole discretion, make public appearances on behalf of PBCo for promotional purposes. The scheduling shall be by mutual agreement between MacTarnahan and PBCo. MacTarnahan shall not be obligated in any way to make such appearances. PBCo shall reimburse MacTarnahan, and a traveling companion of MacTaranahan’s choosing, for all reasonable expenses related to such appearances that have been pre-approved by PBCo.

        14.       Section 4.5. Section 4.5 of the License is hereby deleted and replaced with the following:

Business and Quality Control. Except as otherwise provided in this Agreement, PBCo shall have the sole authority to determine the mode and method of advertising, merchandising, promoting, manufacturing, selling and distributing its products, provided however, PBCo agrees that the nature and quality of all products sold by it in connection with “MacTarnahan”, or variations thereon, shall conform to industry standards for “super premium”, “import”, or “micro” beer and ale products or comparable standards for other Product categories.

        15.       Section 5.1. Section 5.1 is hereby deleted and replaced with the following:

Warranties and Representations of MacTarnahan, Harmer and Black Lake. MacTarnahan, Harmer and Black Lake represent and warrant to PBCo as follows:

(a) they have not granted to any other party a license to use any rights of publicity or other rights licensed herein to PBCo and warrant that PBCo is the exclusive licensee of the MacTarnahan Rights for the Products, ancillary products marketed and promoted in connection therewith and related food and beverage services;

(b) they will not license or otherwise agree to let any other party use the MacTarnahan Rights on any type of beverage or food product or any ancillary or promotional products marketed in connection therewith or food or beverage services;

(c) except for the use described in Sections 1.4 and 1.5 to this Amendment, above, and in Attachment C hereto, they know of no other party currently using the MacTarnahan name or similar name or variation thereon, or using MacTarnahan’s likeness, image or other personal characteristics for any

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Products, ancillary products marketed and promoted in connection therewith and related food and beverage services.

(d) they have all right, title, licenses and authority to execute the License and the Amendment and carry out the transactions contemplated herein.

MacTarnahan, Harmer and Black Lake agree to defend and indemnify PBCo regarding any claim arising out of a breach of this Section 5.1.

        16.       Section 5.2. Section 5.2 is hereby deleted and replaced with the following:

Notification of Use. MacTarnahan and Black Lake agree to notify PBCo at least thirty (30) days prior to the first use by MacTarnahan, Black Lake, or another party authorized by MacTarnahan or Black Lake, of the MacTarnahan Rights in connection with any consumer product or service (the “Proposed Third-Party Use”). PBCo shall notify the sender of the request within thirty (30) days following its receipt of any such notice whether PBCo approves or disapproves of the proposed Third Party Use. Failure to give notice within such 30-day period shall constitute approval of the Third Party Use. PBCo shall approve the Proposed Third Party Use if (a) such use is in connection with a product or service that does not compete with the Products, the PBCo Merchandise, any service currently offered by PBCo in connection therewith, or any product, merchandise or service that would be a natural extension of the Products, PBCo Merchandise and current services offered by PBCo in connection therewith, (b) such use would not be confusingly similar to, or dilutive of, PBCo’s use, and (c) such use would not otherwise negatively impact PBCo’s reputation. If PBCo withholds its approval of a proposed Third Party Use, PBCo will state in writing the reasons for such withholding. If PBCo withholds approval of a proposed Third Party Use, and the parties are unable to reach agreement concerning such use, either party may submit the matter to the Dispute Resolution process as stated under Section 11.10, as amended hereunder. During pendency of such Dispute Resolution, the proposed Third Party Use shall not be undertaken. Should PBCo approve the Proposed Third-Party Use, PBCo shall be consulted on the terms and conditions of said use.

        17.        Sections 6.1 and 6.3. Royalties.

17.1 Existing Products. The following shall be added to the end of Section 6.1:

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Beginning on the fifth (5th) anniversary from the effective date of this Fourth Amendment, the royalty rate of $1.00 per barrel shall be adjusted and increased by fifteen percent (15%) per barrel. A similar adjustment and increase of fifteen percent (15%) on the royalty per barrel then currently in effect shall take effect as of each fifth (5th) year thereafter (so that the royalty per barrel shall equal $1.15 per barrel for the sixth through tenth years after the effective date of this Fourth Amendment, $1.32 per barrel for the eleventh through fifteenth years after the effective date of this Fourth Amendment, and so forth).

17.2 "Stand Alone" New Products and "Stand-Alone PBCo Merchandise." The following shall be added as a new Section 6.1.1:

Notwithstanding the provisions of Section 6.3, any

(a) soda and soft drink Products, and

(b) new item added as a Product or as PBCo Merchandise (pursuant to subclause (iii) of Section 1.5) after the effective date of this Fourth Amendment that does not function to promote, advertise or market the alcoholic or non-alcoholic Products, shall be deemed as “stand alone” Products or “stand alone” PBCo Merchandise, as applicable, and a royalty shall be paid on such Products and PBCo Merchandise. Any other Product or PBCo Merchandise including Products and PBCo Merchandise that are sold to promote, advertise or market the alcoholic or non-alcoholic beverage Products or the “MacTarnahan” brand, or variations thereof (by way of example, the MacTarnahan’s whiskey heretofore sold by PBCo, apparel items advertising the brand or restaurant, beer mugs, posters and the like) shall be deemed to function in essence as items ancillary to those Products, and no royalty shall be owed on the sale of such ancillary Products or PBCo Merchandise. The royalty amount payable under this Section 6.1.1, and any other terms applicable to the calculation and payment of such royalty, shall be determined in the manner set forth at Sections 1.4 and 1.5.

        18.        Section 7. Section 7 is hereby deleted and replaced with the following:

Term. The term of the publicity license and the rights granted to PBCo herein shall be perpetual. However, such license and rights are subject to early termination by mutual agreement of the parties, and PBCo reserves the right to terminate this Agreement by surrender of the license and rights upon thirty-(30) days written notice.

        19.        Section 7.1. Section 7.1 is hereby deleted.

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        20.        Section 7.2. Section 7.2 is hereby renumbered and referred to as the new Section 7.1.

        21.        Section 7.2(b). Section 7.2(b) is hereby deleted.

        22.        Section 7.2(c). Section 7.2(c) is hereby deleted.

        23.        Section 7.3(a). Section 7.3(a) is hereby deleted.

        24.        Section 7.3(b). Section 7.3(b) is hereby renumbered and referred to as the new Section 7.3, and the following is added at the end of that Section:

PBCo shall assign to Black Lake, or any person or entity designated in writing by Black Lake, all trademarks and service marks then designated as Approved Marks and any pending applications therefor, and the parties shall otherwise take such acts and execute and deliver such documents as may be reasonable to effect such transfer(s). Black Lake, or its designed person or entity, shall bear all reasonable costs and required filing fees related to effect such transfer(s).

        25.               Section 9.1. Section 9.1 is hereby deleted.

        26.               Section 9.2. Section 9.2 is hereby renumbered and referred to as the new Section 9.1.

        27.       Bound Parties. Where the License refers to any of MacTarnahan, Harmer, Black Lake, or any combination thereof, as conveying, granting, licensing, transferring, permitting, covenanting, waiving any right, title or interest, such reference shall be deemed to be a reference to all of MacTarnahan, Harmer and Black Lake.

        28.       Representations and Warranties. MacTarnahan, Harmer and Black Lake do hereby jointly represent and warrant that the representations and warranties set forth in Section 5.1 of the License are true, correct and complete as of the date of this Amendment

        29.        A new Section 11.10 shall be added, as follows:

        11.10.        Dispute Resolution. If any dispute or controversy arises between the parties under or with respect to this Agreement, the parties shall follow the procedures set forth in this Section; provided, that either party may commence litigation within thirty (30) days prior to the date after which the commencement of such litigation could be barred by any applicable statue of limitations or other law, rule, regulation or order of similar import or in order to request injunctive or equitable relief necessary to prevent irreparable harm or commence a proceeding before the Trademark Trial and

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Appeal Board (“TTAB”). In such event, the parties shall (except as may be prohibited by judicial or TTAB order) nevertheless continue to follow the procedures set forth in this Section.

(a) The parties shall use good faith efforts to resolve any dispute or controversy with respect to this Agreement within fifteen (15) days following receipt of written notice of the dispute or controversy by the aggrieved party to the responding party. If the parties do not resolve such dispute or controversy within such fifteen-day period, then either party may submit a written demand for arbitration to the other party. The notice must be received within the applicable statute of limitations if the dispute involves a statutory claim. The written notice shall contain a statement setting forth the nature of the dispute, the dollar amount involved, if any, and the specific remedy sought.

(b) Any arbitration under this Agreement shall be conducted in the English language and by a single arbitrator in accordance with the then standard prevailing commercial rules, as modified or supplemented by this section, of the American Arbitration Association (“AAA”). The parties shall use their best efforts to agree upon a mutually acceptable arbitrator within twenty (20) days after the written demand for arbitration under Subsection (a). If the parties fail to agree upon a mutually acceptable arbitrator, then either party may request the AAA to supply a list of potential arbitrators satisfying the requirements of Subsection (c) and such other requirements as the parties may agree upon. Within ten (10) days after receipt of the list, the parties shall independently rank the proposed arbitrators, simultaneously exchange rankings, and select as the arbitrator the individual receiving the highest combined ranking who is available to serve. If arbitration is demanded by any of the parties, it shall be held in Portland, Oregon.

(c) The arbitrator shall have the authority only to interpret and apply the applicable provisions of this Agreement, shall not add to, subtract from, reform, or modify any of the provisions of this Agreement, and shall not have the authority to grant any award that is not consistent with the terms and provisions of this Agreement. The arbitrator shall have the authority to grant temporary or injunctive relief, specific performance, damages and such other relief as may be appropriate in the circumstances; provided, that the arbitrator shall not have the authority to render an award of punitive damages. Any arbitrator selected under this Section shall be impartial in fact and appearance, not an advocate of either party.

(d) Each party shall have the right to be represented during the arbitration process by legal counsel, or by another representative of its own

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choosing. Unless applicable law (or as Section 11.10 (g) to this Agreement) provides otherwise, each party shall bear any and all costs associated with its representation. In connection with any arbitration proceeding, consistent with the governing local and federal rules of civil procedure, each party shall have: (i) subject to any applicable privilege or work product immunity, full access to the records of the other party that are relevant to the subject matter of the dispute; (ii) the power to call for the testimony of any director, officer, employee, agent or representative of the other party; and (iii) such other rights of discovery as may be afforded by the rules of the AAA or by the arbitrator; provided, that all discovery shall be completed no later than thirty (30) days prior to the arbitration hearing. Not later than thirty (30) days prior to the arbitration hearing, each party shall produce to the other party and the arbitrator lists of the witnesses, documents and other information that such party intends to use at the arbitration hearing.

(e) The arbitrator shall render his or her decision not later than thirty (30) days after the final statements and proof have been submitted and any hearing on the matter is closed. The arbitrator’s decision shall be in writing, shall specify the factual and legal bases of such decision, shall be final and binding on the parties and their respective successors and assigns, and a judgment consistent therewith may be entered by any court of competent jurisdiction; provided, however, that the arbitrator’s decision shall be subject to judicial review, and the reviewing court may vacate, modify or correct the arbitrator’s decision as appropriate (i) where the arbitrator’s findings of fact are not supported by substantial evidence, (ii) where the arbitrator’s conclusions of law are clearly erroneous, (iii) where the arbitrator’s decision exceeded the scope of his or her authority under this Agreement, or (iv) as otherwise provided by applicable law.

(f) The parties agree that the arbitrator’s decision shall be treated confidentially, and the parties shall not, except as otherwise required by law or court order, disclose the arbitrator’s decision to any third party, excluding the respective parties’ attorneys and accountants with a need to know provided that such recipients agree to be bound by the same restrictions as are contained in this Agreement. To the extent of any conflict, this section shall supersede AAA rules and control.

(g) Each party shall bear the costs of preparing and presenting its case in the arbitration (e.g., costs of its witnesses). All other costs of the arbitration (e.g., any fees payable to the arbitrator, and court reporter, and the costs of any hearing room or facilities) shall be divided equally between the parties. The only exception to this shall be in the case of a dispute over the payment of royalties owed pursuant to this License, in which case the party prevailing

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in the dispute resolution process shall also have the right to recover its reasonable attorneys’ fees.

        30.        Section 11.8, Notice, shall be deleted and replaced with the following:

        11.8 Notice

        Any notice or demand under the License and this Agreement shall be made in writing and shall be given and effective upon receipt if delivered in person, by facsimile; one day after deposit prepaid with a national overnight express delivery service; or, three days after deposit in the United States mail (registered or certified mail, postage prepaid, return receipt requested). Each party shall be responsible for notifying the other of any change in address for purposes of this paragraph. Notices shall be provided the following representatives at the addresses below listed:

If to MacTarnahan or to the Designed Representative:
11416 SW Lynnridge Avenue Portland, OR 97225 Attention:_________________ Fax: (503)________________

If to Black Lake:	11416 SW Lynnridge Avenue Portland, OR 97225 Attention:_________________ Fax: (503)________________

If to PBCo:	2730 N.W. 31st Avenue Portland, OR 97210 Attention: Fred Bowman Fax: (503) 226-2702

With a copy to:	Perkins Coie LLP 1201 Third Avenue, Suite 4800 Seattle, WA 98101-3099 Attn: James P. Dugan Fax: (206) 359-7438

        The above addresses may be changed at any time by giving prior written notice as above provided.

        31.        New Section 11.11 shall be added as follows:

        11.11. Entire Agreement

        This Agreement constitutes the entire agreement, and supersedes any and all prior agreements, between the parties with respect to the License.

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        IN WITNESS WHEREOF, the parties have entered into this Fourth Amendment to License Agreement as of the date first set forth above.

MacTarnahan: Robert M. MacTarnahan	Harmer: Harmer Company, an Oregon corporation

By: /s/ ROBERT M. MACTARNAHAN Robert M. MacTarnahan	By: /s/ ROBERT M. MACTARNAHAN Title: President

Black Lake Investments, LLC, an Oregon limited liability company:	Portland Brewing Company, an Oregon corporation

By: /s/ ROBERT M. MACTARNAHAN Title: Member	By: /s/ JEROME CHICVARA Title: Chief Executive Officer